Room 4561
						September 12, 2005



Mr. Jean-Paul Ouellette
Chief Executive Officer
Vision Global Solutions Inc.
455 Notre Dame Street
East Montreal
Quebec, Canada H2Y 1C9

Re:	Vision Global Solutions Inc.
	Form 10-KSB for Fiscal Year Ended March 31, 2005
	Filed July 19, 2005
	File No. 000-31104


Dear Mr. Ouellette:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2005

Financial Statements

Independent Auditor`s Report

1. We note that your principal office is located in Quebec, Canada and your auditors are located in Hollywood, Florida. We generally believe that there should be a logical relationship between the location from which the audit report is rendered and the location of a registrant`s corporate offices or place where the registrant conducts its principal operations. Please explain to us why you have engaged auditors located in Florida and indicate whether they are licensed to practice in Quebec.

Consolidated Balance Sheet

2. We note that you have recorded a note payable to a related party.
Please tell us how you have considered the disclosure requirements of paragraph 2 of SFAS 57.

3. We note that you have classified your mandatorily redeemable preferred stock as a liability within your balance sheet. Explain to us why you believe such classification is appropriate and refer to the authoritative guidance that supports your accounting. Additionally, tell us how you have considered the disclosures required by SFAS 129.

Consolidated Statement of Stockholders` Deficit

4. We note that you have issued a significant number of shares as compensation for services. Please identify the recipients of these shares and explain to us the nature and timing of the services received. In addition, explain to us how you have accounted for these transactions and refer to the authoritative guidance that supports your accounting.

Notes to Consolidated Financial Statements

Note 1 - Summary of Accounting Policies

Revenue Recognition

5. We note that you indicate, within your MD&A, that services are always included in the sale of software and represent installation, consulting, training and specific modifications to the software required by the customer. We further note that you recognize revenue in accordance with SOP 81-1 when the software requires significant consultation and customization or modification of the software. However, your revenue recognition policy, as described within your financial statements, does not appear to be consistent with these disclosures. Please describe your typical arrangements to us in more detail and explain to us how you recognize the related revenue. In addition, reconcile your disclosures within your MD&A and your financial statements regarding revenue recognition.
6.
We note that you have disclosed a policy of giving refunds to "unhappy customers." Please provide us with the following:

* Describe this policy to us in more detail and describe the circumstances under which you offer such refunds;
* Provide us with the amount of refunds that have been granted during the periods presented and your subsequent interim periods;
* Explain to us how you have been able to conclude that your fees are fixed or determinable in order to recognize revenue under your arrangements; and
* Clarify for us why you believe it is appropriate to record refunds as a reduction of revenue as they occur if the refund is granted within one year of sale or as bad debt expense if the refunds are granted beyond one year from the sale.
Refer to the authoritative literature that supports your accounting and indicate how your accounting complies with that literature.

7. You disclose that VSOE of fair value is based on the price management establishes prior to introduction into the marketplace. Please clarify for us whether you have sold separately any of the products or services for which VSOE has been established in this manner. Provide us with an analysis that indicates the date you began to recognize revenue under each arrangement using this method for establishing VSOE and the date that each affected element was subsequently sold separately.

Consent of Independent Auditors

8. We note that the consent provided by Jewett, Schwarz &
Associates
appears to refer to an audit performed by Malone & Bailey, PLLC and does not appear to be dated. Please explain to us why you believe this consent complies with Item 601 of Regulation S-B.

Section 302 Certifications

9. We note that paragraph 4(d) refers to the quarter ended
November
30, 2004 and that your officers have provided certifications related
to your internal control over financial reporting. Please explain to
us why you believe that these certifications comply with Exhibit
31
provided in Item 601 of Regulation S-B and the transition guidance in
Section III.E of SEC Release 33-8238.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Davis, Staff Accountant, at (202)
551-
3408, Mark Kronforst, Senior Staff Accountant at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,



      Brad Skinner
							Accounting Branch Chief
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Mr. Jean-Paul Ouellette
Vision Global Solutions Inc.
September 12, 2005
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